COMMISSION FILE NUMBER:  814-00720

FORM 12B-25

NOTIFICATION OF LATE FILING

(Check One):

  X .  Form 10-K          .  Form 20-F         .  Form 11-K          .  Form 10-Q         .  Form N-SAR

For Period Ended:  December 31, 2014

      .   Transition Report on Form 10-K

      .   Transition Report on Form 10-F

      .   Transition Report on Form 11-K

      .   Transition Report on Form 10-Q

      .   Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                       PART I - REGISTRANT INFORMATION

FULL NAME OF REGISTRANT (FORMER NAME IF APPLICABLE)

     INVENT Ventures, Inc.

ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER)

     1930 Ocean Avenue #205

CITY, STATE AND ZIP CODE

     Santa Monica, CA 90405

                     PART II - RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b) [Paragraph 23,047], the following should be completed.  (Check box if appropriate).

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X .

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

(c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

                            PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed period.  [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

Invent Ventures, Inc. (the “Registrant”) was unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the period ended December 31, 2014 (the “Annual Report”) by the March 31, 2015 filing date applicable to smaller reporting companies due to a delay experienced by the Registrant in completing its financial statements and other disclosures in the Annual Report. As a result, the Registrant is still in the process of compiling required information to complete the Annual Report and its independent registered public accounting firm requires additional time to complete its review of the financial statements for the period ended December 31, 2014 to be incorporated in the Annual Report. The Registrant anticipates that it will file the Annual Report no later than the fifteenth calendar day following the prescribed filing date.

                         PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.

     Bryce Knight                     (702)  943-0320

     --------------               ----------------------------------

        (Name)                 (Area Code)(Telephone Number)

(2)  Have all other periodic reports required under section 13 or 15 (d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?

     If the answer is no, identify report(s).

                                                     X .   Yes       .  No

(3)  Is it anticipated that any significant change in results of operations      from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         .  Yes    X .  No

If so, attached an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

INVENT Ventures, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2015            By: /s/ Bryce Knight

                                                     --------------------

                                               Bryce Knight

                                               Chairman and Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive officer of the Registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the Registrant shall be filed with the form.

                                  Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).